

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2025

Kathleen M. Mazzarella
Chief Executive Officer
Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

     Re: Graybar Electric Company, Inc.
         Registration Statement on Form S-1
         Filed December 22, 2025
         File No. 333-292353

Dear Kathleen M. Mazzarella:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Rucha Pandit at 202-551-6022 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services

cc: Robert Endicott